Mail Stop 3561

David Wohlberg, President
Optical Molecular Imaging, Inc.
8797 Beverly Boulevard, Suite 310
Los Angeles, California 90048

      Re: Optical Molecular Imaging, Inc.
              Form 10-KSB/A for Fiscal Year Ended
              December 31, 2005
              Filed August 2, 2006
              File No. 033-17264-NY

Dear Mr. Wohlberg:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB/A as of December 31, 2005

Financial Statements, page F-1

1.   We note your response to our previous comment 1. In periodic reports as of dates after the merger, the financial statements should reflect the historical operations of Spectral adjusted to reflect the recapitalization. However, Patco Industries was the company of record as of December 31, 2005, and the merger did not take place until February 2006. Hence, we reiterate our request for you to provide audited financial statements for Patco Industries for the fiscal year ended December 31, 2005. Refer to Item 310(a) of Regulation S-B.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before November 13, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies